paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

SEC
Mail Processing
Section
APR 15 2009
Washington, DC
122

[redacted]

09045958

02 April 2009

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st March 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

4/28

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Director/PDMR Shareholding	03 March 2009	03 March 2009	DTR3.1.4
2. Regulatory Announcement – Holding(s) in Company	03 March 2009	04 March 2009	DTR5.8.12
3. Regulatory Announcement - Holding(s) in Company	05 March 2009	05 March 2009	DTR5.8.12
4. Regulatory Announcement – Holding(s) in Company	10 March 2009	11 March 2009	DTR5.8.12
5. Blocklisting Interim Review	12 March 2009	12 March 2009	LR3.5.6
6. Regulatory Announcement – Holding(s) in Company	16 March 2009	16 March 2009	DTR5.8.12
7. Regulatory Announcement – Holding(s) in Company	16 March 2009	16 March 2009	DTR5.8.12
8. Regulatory Announcement – Purchase of Shares by Employee Trust	16 March 2009	16 March 2009	DTR3.1.4

Document	Date Distributed	Required Distribution Date	Source of Requirement
9. Regulatory Announcement – Purchase of Shares by Employee Trust	23 March 2009	16 March 2009	DTR3.1.4

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:37 03-Mar-09
Number	2552O16

RNS Number : 2552O
Paragon Group Of Companies PLC
03 March 2009

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
	The Paragon Group of Companies PLC		(i) DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	Alan Keith Fletcher		Director Personally
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	Director Personally		Ordinary Shares of £1.00

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	Alan Fletcher Trust		Share Purchase
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	37,700		0.0126%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
13.	Price per share or value of transaction	14.	Date and place of transaction
	44p		26 February 2009, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	100,000 0.0335%		3 March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
	N/A		N/A
21.	Exercise price (if fixed at time of grant) or	22.	Total number of shares or debentures over which options held following notification

	indication that price is to be fixed at the time of exercise		
	N/A		N/A
23.	Any additional information	24.	Name of contact and telephone number for queries
	N/A		John G. Gemmell 0121 712 2075

Name of authorised official of issuer responsible for making notification

John G. Gemmell

Date of notification 3 March 2009

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:31 03-Mar-09
Number	2538O16

RNS Number : 2538O
Paragon Group Of Companies PLC
03 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	The Paragon Group of Companies PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____________	

3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	02.03.09
6. Date on which issuer notified:	03.03.09
	12% - 13%

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB00B2NGPM57	40,506,553	36,686,553	43,555,254	N/A	39,489,919	N/A	13.23%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration date	Exercise/ conversion	No. of voting rights that may be	Percentage of voting rights

instrument		**period/date**	**acquired (if the instrument exercised/converted)**	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
39,489,919	13.23%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 39,201,638 13.13% Schroder Investment Management North America Limited 288,281 0.10%

Proxy Voting:	
10. Name of proxy holder:	

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

For notes on how to complete form TR-1 please see the FSA website.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:48 05-Mar-09
Number	4035O15

RNS Number : 4035O
Paragon Group Of Companies PLC
05 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	The Paragon Group of Companies PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):___________	

3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	03 March 2009
6. Date on which issuer notified:	04 March 2009
	From 5% - 4% (L&G)

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
£1.00 Ordinary GB00B2NGPM57	15,219,199	15,219,199	14,444,957	14,444,957		4.83%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
14,444,957	4.83%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) (18,150,765 - 6.08% = Total Position) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (18,150,765 - 6.08% = Total Position) Legal & General Investment Management Limited (Indirect) (LGIM) (18,150,765 - 6.08% = Total Position) Legal & General Group Plc (Direct) (L&G) (14,444,957 - 4.83% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,171,256 - 3.07% = PMC) Legal & General Assurance (Pensions Management) Limited (PMC) (9,171,256 - 3.07% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 298,490,705

14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:25 10-Mar-09
Number	6258O14

RNS Number : 6258O
Paragon Group Of Companies PLC
10 March 2009

For filings with the FSA include the annex **For filings with issuer exclude the annex**

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	The Paragon Group of Companies PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	09.03.09
6. Date on which issuer notified:	10.03.09
	13% - 14%

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
£1.00 Ordinary GB00B2NGPM57	43,555,254	39,489,919	46,235,286	N/A	41,967,770	N/A	14.06%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired	Percentage of voting rights

			(if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
41,967,770	14.06%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 41,273,229 13.83% Schroder Investment Management North America Limited 694,541 0.23%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	12:42 12-Mar-09
Number	7654O12

RNS Number : 7654O
Paragon Group Of Companies PLC
12 March 2009

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf

London
E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 12/09/2008 .... To 11/03/2009 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
17,000 ORDINARY SHARES OF £1 EACH
....

5. Number of shares issued / allotted under scheme during period:
0
....

6. Balance under scheme not yet issued / allotted at end of period
17,000 ORDINARY SHARES OF £1 EACH
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003. THESE SHARES WERE CONSOLIDATED INTO 59,500 ORDINARY SHARES OF £1 EACH ON 28/01/2008.
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY
....

Contact for queries:

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT
HERBERT ROAD

SOLIHULL
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

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should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:34 16-Mar-09
Number	9171O12

RNS Number : 9171O
Paragon Group Of Companies PLC
16 March 2009

For filings with the FSA include the annex **For filings with issuer exclude the annex**

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	**The Paragon Group of Companies PLC**

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**

3. Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
4. Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**11 March 2009**
6. Date on which issuer notified:	**12 March 2009**
	9%

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B2NGPM57	27,102,389	27,102,389	25,325,729	15,326,011	9,999,718	5.135%	3.350%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration date	Exercise/ conversion	No. of voting rights that may be	Percentage of voting rights

instrument		period/date	acquired (if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
25,325,729	8.485%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	**John G Gemmell**
15. Contact telephone number:	**0121 712 2075**

For notes on how to complete form TR-1 please see the FSA website.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:26 16-Mar-09
Number	9030O11

RNS Number : 9030O
Paragon Group Of Companies PLC
16 March 2009

For filings with the FSA include the annex **For filings with issuer exclude the annex**

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	The Paragon Group of Companies PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	

3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11 March 2009
6. Date on which issuer notified:	13 March 2009
	From 4% - 5% (L&G)

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
£1.00 Ordinary GB00B2NGPM57	14,444,957	14,444,957	15,526,562	15,526,562		5.20%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
15,526,562	5.20%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) (19,268,084 - 6.45% = Total Position) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (19,268,084 - 6.45% = Total Position) Legal & General Investment Management Limited (Indirect) (LGIM) (19,268,084 - 6.45% = Total Position) Legal & General Group Plc (Direct) (L&G) (15,526,562 - 5.20% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (10,300,740 - 3.45% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (10,300,740 - 3.45% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 298,490,705

14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	14:58 16-Mar-09
Number	9271O14

RNS Number : 9271O
Paragon Group Of Companies PLC
16 March 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 13 March 2009 The Paragon Group of Companies PLC Employee Trust purchased 83,202 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.42413p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 3,138,654.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	11:40 23-Mar-09
Number	2941P11

RNS Number : 2941P
Paragon Group Of Companies PLC
23 March 2009

23 March 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 20 March 2009 The Paragon Group of Companies PLC Employee Trust purchased 266,798 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.406644p per share.

These shares were purchased to meet awards as they mature and are exercised under The Paragon 1999 Sharesave Scheme, in which the Group's employees have been invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 3,405,452.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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